

Peace of mind… even when the power's out



Ryan Shepherd

President & Co-founder

- Over a decade experience in solar + battery

- Founding member of Goal Zero - $100+ Million exit

- Sold thousands of battery units in Emerging Markets



We are living in a different era for energy

Centralized National Grid



1900s - 2000s

Centralized National Grid
+
Individual Power Generation

Today

KAILO ENERGY

There are now over 9000 Solar Companies in the U.S. and over 1 million homes with solar.



YEARLY U.S. SOLAR PHOTOVOLTAIC (PV) INSTALLATIONS

Megawatts

Residential (PV) Non-Residential (PV)

"Cheap solar is already proving a challenge to business as usual for utilities in some markets. But *cheap storage will be even more disruptive* because different combinations of storage and solar will likely be able to arbitrage any variable rate design that utilities create."

- MCKINSEY & COMPANY, JUNE 2017

KAILO ENERGY

U.S. Energy Storage Market:
284% Growth in 2016 - to reach $2.5 Billion by 2020

Energy storage market to grow to USD250 billion by 2040

This is the forecast in Bloomberg New Energy Finances New Energy Outlook 2016 report, which expects to see the price for energy storage systems significantly drop, as batteries will help to wean power dependency away from large-scale fossil fuel plants.

JUNE 13, 2016 SAM POTHECARY

North American Residential Storage Market Set For Rapid Growth

Sep. 19, 2017 5:10 AM ET | Includes: ALB, EGTYF, ENPH, FMC, LGCLF, PCRFY, SEDG, SMTGF, SSNLF, TSLA

GTM RESEARCH SPOTLIGHT

A Record-Breaking Quarter for America's Behind-the-Meter Energy Storage Market



Behind the Meter

2012 2013 2014 2015

GTM Research/ESA U.S. Energy Storage Monitor











2015
Tesla Home Battery is Launched
2017
LG Home Battery is Launched
2017
Nissan Home Battery is Launched
2018
Mercedes Home Battery is Launched
LG Chem
TESLA
xStorage
KAILO
ENERGY















Integrated, Portable and Affordable

TESLA

HONDA

	Fixed Batteries	Generators	Kailo PowerBox
Price	$10,000 - $40,000	$700 - $3,000	$3,000
Integrated into Home	✓		✓
Portable		✓	✓



Power at home.

KAILO ENERGY

Power in the outdoors.









Power on the go.

KAILO ENERGY

What Can it Power

	Appliance	Watts Per Hour	Duration
	Refrigerator	Average 200 Watts per Hour	**About 7 Hours**
	5 LED Lights	Average 50 Watts per Hour	**About 30 Hours**
	TV	Average 100 Watts per Hour	**About 15 Hours**
	Laptop Computer	Average 40 Watts per Hour	**About 37 Hours**
	Floor Fan	Average 70 Watts per Hour	**About 21 Hours**
	Refrigerator + 5 LED Lights	Average 250 Watts per Hour	**About 6 Hours**
	Refrigerator + 5 LED Lights + TV	Average 350 Watts per Hour	**About 4 Hours**
	Everything Listed Above	Average 460 Watts per Hour	**About 3 Hours**

Kailo Energy Business Model

Kailo Energy
(Product Manufacturer)



Distributors
(Kailo's Customer)



End Customer
(Distributor's Customer)







KAILO ENERGY

A Proven Track Record







Ryan Shepherd

**20 Years Product Development & Supply Chain Management
9 in Solar and Battery**

Oversees operations, supply chain, and all things product development

David Erickson

18 years in Marketing, Branding, and Customer Experience Design

Oversees all market research, branding, messaging, Social Media and Content Development

Karl Cain

20 years in sales channel development. Grew multiple businesses to $500million in revenue.

Sales strategy, channel and partnership programs, business development

KAILO
ENERGY

4 Year Plan

2018

USA

Channel Partner Program Launch
CrowdFunding launch - Wefunder
Kailo China Office opened - Supply Chain
Kailo Website / Social media Launch

Product Launch

Kailo PowerBox & Docking Station
Kailo Expansion Battery
Kailo Smart Home/IoT

2019

USA

Grow US Partner Channels
Grow Kailo Organization

Product Launch

Upgrade Kailo PowerBox Components
Upgrade batteries from Li-Ion to LiFePo4
Launch Home Energy Management System (HEMS)
Launch international version of PowerBox

2020

USA
EMEA
ASIA
SOUTH/CENTRAL AMERICA

Launch Global Channels

Product Launch

Launch V3 of PowerBox
Launch V2 or HEMS

2021

USA
EMEA
ASIA
SOUTH/CENTRAL AMERICA

Continue Growing International Markets

Product Launch

Launch Kailo HEM Smart-Grid/
Shared Energy Economy System

(Integrated Residential Energy
Sharing Platform using
Cryptocurrency/Blockhain)

KAILO ENERGY

Keep your essentials powered and your peace of mind

...Even when the power is out.



For more information visit us at www.kailoenergy.com
or contact Ryan Shepherd, ryans@kailoenergy.com